

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

Mr. John J. Lennon
Chief Financial Officer
American Petro-Hunter, Inc.
17470 North Pacesetter Way
Scottsdale, Arizona 85255

> **Re: American Petro-Hunter, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 26, 2010**
> **File No. 0-22723**

Dear Mr. Lennon:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark Shannon
Branch Chief